

HEALTHCARE TRIANGLE.

January 23, 2023

[New Director],

Appointment Letter Agreement – Healthcare Triangle, Inc. Board of Directors

Dear [New Director]:

We are pleased to tell you that the Board of Directors (the "Board") of Healthcare Triangle, Inc. (the "Company") has elected you to serve as a **Member of the Board and Chairman of the Audit committee** commencing from January 23, 2023.

1.   Your Duties:

a)   You will be expected to attend (either in person or by teleconference) all regular meetings of the Board, of which we expect to hold approximately four to six per annum, as well as to attend (either in person or by teleconference), if feasible, any special meetings of the Board and to sign all written consents if you deem appropriate. In addition, you will be expected to perform such other duties as are reasonably contemplated by your holding office as a director of the Company or which may reasonably be assigned to you by the Board from time to time, including Committee(s) membership.

b)   As a director you will at all times act as a fiduciary in the service of the best interests of the Company. In addition, you agree to (i) provide all information regarding yourself as the Company requires to satisfy its disclosure obligations under applicable securities laws; and (ii) timely file with the Securities and Exchange Commission all reports and schedules required of you in your personal capacity by virtue of your relationship with the Company (e.g., Forms 3, 4 and 5 as contemplated by Section 16(a) of the Securities Exchange Act of 1934).

c)   As you will appreciate, your time commitment will ultimately be a function of the matters confronting the Company from time to time and matters properly requiring your attention as a director of the Company.

d)   You shall comply with all the fiduciary-duty obligations of a director as imposed by Delaware law. Subject to your fiduciary-duty obligations as a director as imposed by Delaware law, this Letter does not otherwise restrict you from accepting appointment as a director of any other company, providing consulting services, becoming employed by or engaging in any other business or other activity whatsoever.



2. Remuneration:

a) Initial Options: You will an **initial grant of stock option of 50,000 shares** of the Company's common stock on the date of grant under our 2020 Stock Incentive Plan (Plan). Such stock options shall remain exercisable until the earlier of the 5 years from the date of grant or 18 months after the cessation of service, whichever is sooner.

b) Annual Options: The Company expects to provide you for service on the Board, **an annual grant of stock options for 50,000 shares** of the Company's common stock on the date of grant under our 2020 Stock Incentive Plan (Plan). Such stock options shall remain exercisable until the earlier of the 5 years from the date of grant or 18 months after the cessation of service, whichever is sooner.

c) Cash: You will receive an **annual cash stipend of $50,000**. Cash stipend of $40,000 for being a Board member, and $10,000 for being **Chairman of the Audit Committee**, payable on the first day of each calendar quarter, for your service on the Board.

d) Expenses: Subject to you providing the Company with receipts or other evidence of payment, the Company will pay for or reimburse you for all travelling, hotel and other expenses reasonably incurred by you in connection with attending and returning from Board or Committee meetings or otherwise in connection with the Company's business. "Reasonable" air travel expenses assume economy class for flights under 4 hours and business class for flights over 4 hours.

3. Termination of Director Status:

a) Your status as a Director may be terminated at any time by the vote of the stockholders of the Company (including any failure to elect you for an ensuing term at any annual meeting of stockholders) in accordance with the certificate of incorporation and bylaws of the Company. Any such



termination will not affect your rights under options that have become vested, subject to the post-service exercisability period.

b) You acknowledge and agree that if the stockholders of the Company terminate your status as a Director (including any failure to elect you for an ensuing term at any annual meeting of stockholders), you will have no claim of any kind against the Company by reason of the termination.

c) You are at liberty to resign from the Board at any time by notice in writing to the Company.

4. What happens after termination of Director Status?

If your Director status is terminated for any reason or you resign for any reason:

a) The Company may set off any amounts you owe the Company against any amounts the Company owes to you as a Director at the date of termination except for amounts the Company is not entitled by law to set off;

b) You must return all the Company's property (including property leased by the Company) to the Company on termination including all written or machine readable material, software, computers, credit cards, keys and vehicles; and

c) You shall return to the Company all confidential information and documentation (including any copies thereof) regarding the Company and its affiliates (including confidential information of third parties entrusted to the Company) within 5 business days following the Company's request and to delete or destroy any electronic or written information relating to the Company, as shall be requested by the Company.

5. Confidential Information:

a) You acknowledge and agree that during your service with the Company, you will receive confidential information regarding the Company and its affiliates (including confidential information of third parties entrusted to the Company) and that you will not disclose any such information to any other party nor use for your own benefit or for the benefit of any third person any of the confidential information so obtained at any time during or after the term of your service with the Company without the Company's prior written consent.

b) You recognize and affirm that in the event of your breach of any provision of this Section 5, money damages would be inadequate and the Company and its subsidiaries would have no adequate remedy at law. Accordingly, you agree that in the event of a breach or threatened breach by you of the

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provisions of this Section 5, the Company, in addition and supplementary to any other rights and remedies existing in its favor, may apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof (without posting a bond or other security).

6. Protection:

a) During the term of your engagement hereunder, the Company will use reasonable commercial efforts to procure and maintain directors' and officers' liability insurance policies with a minimum of $5,000,000 Aggregate Limit, and to ensure that you are included as an insured thereunder.

b) The Company will enter into a standard and customary Indemnification Agreement with you on terms reasonably acceptable to you which will provide for (i) your indemnification by the Company to the fullest extent permitted by law for all acts and/or omissions directly and/or indirectly related to any services provided by you to the Company and (ii) the advancement of your expenses in the event any action and/or investigation is commenced regarding any acts and/or omissions directly and/or indirectly related to any services provided by you to the Company.

7. Miscellaneous

a) Alterations: This Letter cannot be amended except in a writing signed by each party.

b) Entire Agreement: This Letter constitutes the entire agreement between the parties in connection with its subject matter and supersedes all previous agreements or understandings between the parties in connection with its subject matter.

c) Further Action: Each party must do, at its own expense, everything reasonably necessary (including executing documents) to give full effect to the performance of his/its obligations under this Letter and the transactions contemplated by it.

d) Waiver: A party does not waive a right, power or remedy (or any other right, power or remedy) if it fails to exercise or delays in exercising the right, power or remedy. A single or partial exercise of a right, power or remedy does not prevent another or further exercise of that or another right, power or remedy. A waiver of a right, power or remedy must be in writing and signed by the party giving the waiver.

e) Relationship: This Letter does not create a relationship of employment, agency or partnership between the parties. Unless the Board adopts a specific resolution so providing, you do not have authority to bind the Company to any contract or commitment; and you agree not to purport to do so.

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HEALTHCARE
TRIANGLE.

healthcaretriangle.com
info@healthcaretriangle.com

f) Governing Law: This Letter shall be governed by and construed in accordance with the laws of Delaware (without giving effect to choice of law principles or rules thereof that would cause the application of the laws of any jurisdiction other than Delaware).

g) Severability: Any provision of this Letter which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating or affecting the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

h) Counterparts: This Letter may be executed in counterparts. All executed counterparts constitute one document.

Please sign and return the attached copy of this Letter to indicate that you have read, have understood and accept the terms of your appointment.

Very truly yours,

Healthcare Triangle, Inc.

By: ______________________________
Name: Thyagarajan Ramachandran
Title: Chief Financial Officer

Agreed to and accepted by:

____
[New Director]

7901 Stoneridge Drive, Suite 220, Pleasanton, CA 94588